December 13, 2018

Vincent Tianquan Mo
Executive Chairman
Fang Holdings Limited
Block A, No. 20 Guogongzhuang Middle Street
Fengtai District, Beijing 100070
The People's Republic of China

       Re: Fang Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed May 15, 2018
           File No. 001-34862

Dear Mr. Mo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services